

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong ,
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED

2007 JAN 11 A 9: 18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY DHL

10 January 2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



07020266

SUPPL

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 10 January 2007

<u>SUMMARY</u>

<u>INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED</u>
pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from September 2006 to December 2006	October 2006 – January 2007	SEHK (pursuant to Listing Rules)
2.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of Listed Corporation	29 September 2006 9 November 2006 10 November 2006 14 November 2006 17 November 2006 21 November 2006 23 November 2006 13 December 2006 15 December 2006	SFO
3.	Form D2 – Notification of Changes of Secretary and Directors	11 December 2006	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
4.	Register of Directors & Officers	9 January 2007	Bermuda Companies Act



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED

2007 JAN 11 A 9: 18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY HAND

9 October 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 September 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended ___30 September 2006___

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : ___e-Kong Group Limited___
         (Name of Company)

       ___Lim Shyang Guey___   Tel No. : ___2296 9700___
         (Name of Responsible Official)

Date : ___9 October 2006___

(A) Information on Types of Listed Equity Securities :
    (please tick wherever applicable)

    1. Ordinary shares :   ✓   2. Preference Shares :

    3. Other classes of shares :   please specify :_____

    4. Warrants :   please specify :_____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): _____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :   N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel   : +852 2801 7188
Fax   : +852 2801 7238
Web   : www.e-kong.com

RECEIVED

2007 JAN 11 A 9: 0

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY HAND

9 October 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 September 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended ___30 September 2006___

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : ___e-Kong Group Limited___
        (Name of Company)

___Lim Shyang Guey___ Tel No. : ___2296 9700___
        (Name of Responsible Official)

Date : ___9 October 2006___

(A) Information on Types of Listed Equity Securities :
    (please tick wherever applicable)

  1. Ordinary shares :   ✓   2. Preference Shares :

  3. Other classes of shares :   please specify : _____

  4. Warrants :   please specify : _____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference-shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): _____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :   N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel   : +852 2801 7188
Fax   : +852 2801 7238
Web   : www.e-kong.com

<u>BY HAND</u>

9 November 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 October 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended ___ 31 October 2006 ___

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : ___ e-Kong Group Limited ___
        (Name of Company)

         ___ Lim Shyang Guey ___   Tel No. : ___ 2296 9700 ___
        (Name of Responsible Official)

Date : ___ 9 November 2006 ___

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :   ✓   2. Preference Shares :

3. Other classes of shares :   please specify : _____

4. Warrants :   please specify : _____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): _____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$___	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$___	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :　　　　　　　　　　　　　N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel　: +852 2801 7188
Fax　: +852 2801 7238
Web　: www.e-kong.com

BY HAND

9 November 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 October 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended ___31 October 2006___

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : ___e-Kong Group Limited___
                (Name of Company)

         ___Lim Shyang Guey___   Tel No. : ___2296 9700___
                (Name of Responsible Official)

Date : ___9 November 2006___

(A) Information on Types of Listed Equity Securities :
    (please tick wherever applicable)

    1. Ordinary shares : ✓   2. Preference Shares :

    3. Other classes of shares :   please specify : _____

    4. Warrants :   please specify : _____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): _____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$_____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$_____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month :   N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED

2007 JAN 11 A 9: 18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY HAND

8 December 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 November 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended   30 November 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From :   e-Kong Group Limited
                  (Name of Company)

            Lim Shyang Guey   Tel No. :   2296 9700
                  (Name of Responsible Official)

Date :   8 December 2006

(A) Information on Types of Listed Equity Securities :
      (please tick wherever applicable)

   1. Ordinary shares :   ✓   2. Preference Shares :

   3. Other classes of shares :   please specify :_____

   4. Warrants :   please specify :_____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): _____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month :   N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended   30 November 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From :   e-Kong Group Limited
                (Name of Company)

                Lim Shyang Guey   Tel No. :   2296 9700
                (Name of Responsible Official)

Date :   8 December 2006

(A) Information on Types of Listed Equity Securities :
      (please tick wherever applicable)

1. Ordinary shares :   ✓   2. Preference Shares :

3. Other classes of shares :   please specify :_____

4. Warrants :   please specify :_____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): (_____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$_____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$_____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :   N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

<u>BY HAND</u>

8 January 2007

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities
(Form I) of the Company for the month ended 31 December 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended   31 December 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From :   e-Kong Group Limited
                   (Name of Company)

           Lim Shyang Guey   Tel No. :   2296 9700
                   (Name of Responsible Official)

Date :   8 January 2007

(A) Information on Types of Listed Equity Securities :
       (please tick wherever applicable)

   1. Ordinary shares :   ✓   2. Preference Shares :

   3. Other classes of shares :   please specify : _____

   4. Warrants :   please specify : _____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): _____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$_____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$_____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :   N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



RECEIVED

2007 JAN 11 A 9: 18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel   : +852 2801 7188
Fax   : +852 2801 7238
Web   : www.e-kong.com

BY HAND

8 January 2007

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities
(Form I) of the Company for the month ended 31 December 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended   31 December 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : ___e-Kong Group Limited___
          (Name of Company)

       ___Lim Shyang Guey___   Tel No. : ___2296 9700___
          (Name of Responsible Official)

Date : ___8 January 2007___

(A) Information on Types of Listed Equity Securities :
      (please tick wherever applicable)

   1. Ordinary shares :   ✓   2. Preference Shares :

   3. Other classes of shares :   please specify : _____

   4. Warrants :   please specify : _____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): _____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$___	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$___	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :   N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	4. Number of issued shares in class
E-KONG GROUP LIMITED ⟨	
2. Stock code	470,894,200 ⟨
524 ⟨	
3. Class of shares	
ORDINARY	

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
SIEMENS ⟨ RICHARD JOHN ⟨	衛斯文 ⟨
(Surname) (Other names)	
6. HKID/Passport No. Country of issue of Passport	9. Chinese Character Code
K674811(2)	58982448242⑨
7. Address of Director	10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	28017188
	11. e-mail address

12. Date of relevant event

29 ⟨	9 ⟨	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	⟨ 120,000	HKD	⟨ 0.740	⟨ 0.716		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,500,200	22.40
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,620,200	22.43
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,620,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 . (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

3	10	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation

E-KONG GROUP LIMITED

2. Stock code

524

3. Class of shares

ORDINARY

4. Number of issued shares in class

470,894,200

5. Name of Director (English) as printed on HKID/Passport

SIEMENS (Surname)

RICHARD JOHN (Other names)

6. HKID/Passport No.

K674811(2)

Country of issue of Passport

7. Address of Director

UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)

衛斯文

9. Chinese Character Code

589824482429

10. Daytime tel. No.

28017188

11. e-mail address

12. Date of relevant event

29	9	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	120,000	HKD	0.740	0.716		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,500,200	22.40
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,620,200	22.43
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,620,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▶		
		- Select - ▶		
		- Select - ▶		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

3	10	2006
(day)	(month)	(year)

25. Number of continuation sheets   `0`

26. Number of attachments   `0`

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
470,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衞斯文

9. Chinese Character Code
5898 2448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

9	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange		
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)	
Long position	121	- Select -	205	100,000	HKD	0.700	0.696		- Select -
Short position	- Select -	- Select -	- Select -						- Select -

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,620,200	22.43
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,720,200	22.45
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,720,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

10	-	11	2006
(day)		(month)	(year)

25. Number of continuation sheets | 0 |

26. Number of attachments | 0 |

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

| 2. Stock code | 524 | 4. Number of issued shares in class |
| 3. Class of shares | ORDINARY | 470,894,200 |

5. Name of Director (English) as printed on HKID/Passport

| SIEMENS | RICHARD JOHN | | 8. Name of Director (Chinese) |
| (Surname) | | (Other names) | 偉斯文 |

| 6. HKID/Passport No. | Country of Issue of Passport | 9. Chinese Character Code |
| K674811(2) | | 58982448242I9 |

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

9	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	100,000	HKD	0.700		0.696	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,620,200	22.43
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,720,200	22.45
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,720,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares	

| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | | |

24. Date of filing this Form 3A

10	11	2006
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets [0]

26. Number of attachments [0]

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	
2. Stock code	524
3. Class of shares	ORDINARY
4. Number of issued shares in class	470,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS (Surname)	RICHARD JOHN (Other names)
6. HKID/Passport No.	Country of issue of Passport
K674811(2)	
7. Address of Director	
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	
8. Name of Director (Chinese)	衛斯文
9. Chinese Character Code	5898 2448 2429
10. Daytime tel. No.	28017188
11. e-mail address	

12. Date of relevant event

10	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	90,000	HKD	0.700	0.699		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,720,200	22.45
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,810,200	22.47
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further Information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,810,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

14	11	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code
524

3. Class of shares
ORDINARY

4. Number of issued shares in class
470,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS (Surname)   RICHARD JOHN (Other names)

6. HKID/Passport No.
K67481I(2)

Country of issue of Passport

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
西斯文

9. Chinese Character Code
589824482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

10	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	90,000	HKD	0.700	0.699		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,720,200	22.45
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,810,200	22.47
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,810,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests he[ld] v Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

14	11	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation

E-KONG GROUP LIMITED

2. Stock code   524

3. Class of shares   ORDINARY

4. Number of issued shares in class

470,894,200

5. Name of Director (English) as printed on HKID/Passport

SIEMENS
(Surname)

RICHARD JOHN
(Other names)

6. HKID/Passport No.   Country of Issue of Passport

K674811(2)

7. Address of Director

UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)

偉斯文

9. Chinese Character Code

58982448 2429

10. Daytime tel. No.

28017188

11. e-mail address

12. Date of relevant event

14	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	40,000	HKD	0.670	0.670		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,810,200	22.47
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,850,200	22.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,850,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

15	11	2006
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation

E-KONG GROUP LIMITED

2. Stock code

524

3. Class of shares

ORDINARY

4. Number of issued shares in class

470,894,200

5. Name of Director (English) as printed on HKID/Passport

SIEMENS

(Surname)

RICHARD JOHN

(Other names)

6. HKID/Passport No.

K674811(2)

Country of issue of Passport

7. Address of Director

UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)

衛斯文

9. Chinese Character Code

58982448 2429

10. Daytime tel. No.

28017188

11. e-mail address

12. Date of relevant event

14	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	40,000	HKD	0.670	0.670		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,810,200	22.47
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,850,200	22.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,850,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

15	11	2006
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets 0

26. Number of attachments 0

4

FORM 3A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
470,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS (Surname) RICHARD, JOHN (Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
5898 2448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

17	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	250,000	HKD	0.680	0.640		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,850,200	22.48
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,100,200	22.53
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	6,100,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests hel~~~~, Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

20	11	2006
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

4

RECEIVED
2007 JAN 11 A 9: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :
(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

17	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	250,000	HKD	0.680	0.640		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,850,200	22.48
Short position	/	/

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,100,200	22.53
Short position	/	/

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - [▼]		
- Select - [▼]		
- Select - [▼]		
- Select - [▼]		
- Select - [▼]		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select - [▼]						
	- Select - [▼]						
	- Select - [▼]						
	- Select - [▼]						
Short position(s)	- Select - [▼]						
	- Select - [▼]						
	- Select - [▼]						
	- Select - [▼]						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	6,100,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

20	11	2006
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code
524

3. Class of shares
ORDINARY

4. Number of issued shares in class
470,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS
(Surname)
RICHARD JOHN
(Other names)

6. HKID/Passport No.
K674811(2)
Country of issue of Passport

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448242 9

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

21	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	550,000	HKD	0.700		0.686	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	- 106,100,200	22.53
Short position		

16. Total shares in ....ed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,650,200	22.65
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	6,650,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

22	11	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	4. Number of issued shares in class
E-KONG GROUP LIMITED	
2. Stock code	524	470,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衞斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		58982448242 9
7. Address of Director	10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	28017.188
	11. e-mail address

12. Date of relevant event

21	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	550,000	HKD	0.700	0.686		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,100,200	22.53
Short position	/	/

16. Total shares in ...ed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,650,200	22.65
Short position	/	/

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	6,650,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

22	11	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524		4. Number of issued shares in class
3. Class of shares	ORDINARY		470,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衞新文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

23	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	150,000	HKD	0.720	0.703		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,650,200	22.65
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,800,200	22.68
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	6,800,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

24	11	2006
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED	
2. Stock code 524	**4. Number of issued shares in class**
3. Class of shares ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport	**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 58982448429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	**10. Daytime tel. No.** 28017188 **11. e-mail address**

12. Date of relevant event

23	11	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	150,000	HKD	0.720	0.703		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,650,200	22.65
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,800,200	22.68
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation				Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment		
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	6,800,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS; RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

24	11	2006
(day)	(month)	(year)

25. Number of continuation sheets | 0 |

26. Number of attachments | 0 |

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation:	
E-KONG GROUP LIMITED	

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
		10. Daytime tel. No.
		28017188
7. Address of Director		11. e-mail address
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		

12. Date of relevant event

13	12	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	100,000	HKD	0.860		0.855	- Select -
Short position	- Select -	- Select -	- Select -						- Select -

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,800,200	22.68
Short position	/	/

16. Total shares in ا...ed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,900,200	22.70
Short position	/	/

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	6,900,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

15	12	2006
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code: 58982448242 9
K674811(2)		10. Daytime tel. No. 28017188
7. Address of Director		11. e-mail address
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		

12. Date of relevant event

13	12	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	100,000	HKD	0.860	0.855		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,800,200	22.68
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,900,200	22.70
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	6,900,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

15	12	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
470,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS   RICHARD JOHN
(Surname)   (Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448242 9

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

15	12	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange		
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)	
Long position	121	- Select -	205	100,000	HKD	0.840		0.831	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,900,200	22.70
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,000,200	22.72
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	7,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

18	12	2006
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
470,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448242429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

15	12	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange			Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)	
Long position	121	- Select -	205	100,000	HKD	0.840	0.831		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	✓ 106,900,200	✓ 22.70
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	✓ 107,000,200	✓ 22.72
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	7,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

18	12	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4



Companies Registry
公司註冊處

表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

---

1. Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation
辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書   ☐ Director 董事   ☐ Alternate Director 替代董事

Name 姓名

N/A

Surname 姓氏   Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年

Date E

Your Receipt
Companies Registry
H.K.

---

* *Please tick the relevant box(es)* 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tel : 2801 7188
Fax : 2801 7238

Specification No. 2/2004 (Revision) (Feb. 2004)
指明編號 2/2004 (修訂) (2004 年 2 月)

11/12/2006 12:23:21
Submission No.:   232044190/1
CR NO.:   F0006726
Sh. Form.:   D2F

Revenue Code   Amount(HKD)
------------   -----------
13                        $20.00

Receipt No. Method   Amount(HKD)
----------- ------   -----------
322232006496 Chq $20.00

Total Paid $20.00
==============

For Off
請勿填寫

3   Details of Change   更改詳情   (cont'd   續上頁)

(Notes 註
3 & 4)

B.   Appointment／Change of particulars   委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved   如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
CHANGE OF ADDRESS OF DIRECTOR	06	12	2006
	DD 日	MM 月	YYYY 年

Existing Name
現用姓名

Name／New Name
姓名／新姓名

HICKS 許	WILLIAM BRUCE 博志
Surname 姓氏	Other names 名字

Alias (if any)   別名（如有的話）

Previous Names   前用姓名

Address   地址

FIRST FLOOR, 20 BROOM ROAD, HAPPY VALLEY, HONG KONG

Identification   身份證明

a   Hong Kong Identity Card
or Company Number
香港身份證號碼或公司編號

K323574(2)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b   Overseas Passport
海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

This Notification includes ___NIL___ Continuation Sheet A and ___NIL___ Continuation Sheet B.
本通知書包括 _____ 張續頁 A 及 _____ 張續頁 B。

Signed 簽名 :

(Name 姓名) : (LAU WAI MING RAYMOND   )   Date 日期 :   1 1 DEC 2006
~~Director~~／Secretary／~~Manager~~／
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply   請刪去不適用者



Companies Registry
公 司 註 冊 處

表格　**D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number　公司編號

F6726

1　Company Name　公司名稱

e-Kong Group Limited

2　Type of Change　更改事項

* ☐ Resignation or cessation
辭職或停職

☐ New appointment　新委任

☑ Change of particulars　更改資料

3　Details of Change　更改詳情

(Note 註 2)　**A.　Resignation or cessation　辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary　秘書　　　☐ Director　董事　　　☐ Alternate Director　替代董事

Name　姓名

N/A

Surname　姓氏	Other names　名字

Identification　身份證明

a　Hong Kong Identity Card
or Company Number
香港身份證號碼或公司編號

I.D. Card Number　身份證號碼	Company Number　公司編號

b　Overseas Passport
海外護照

Number　號碼	Issuing Country　簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日　　MM 月　　YYYY 年

Date

```
Your Receipt
Companies Registry
H.K.
```

* *Please tick the relevant box(es)　請在有關格內加 ✓ 號*

Presenter's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tel : 2801 7188
Fax : 2801 7238

Specification No. 2/2004 (Revision) (Feb. 2004)
指明編號 2/2004 (修訂) (2004 年 2 月)

For Off
請勿填寫

```
11/12/2006 12:23:21
Submission No.:        232044190/1
CR NO.:                F0006726
Sh. Form.:             D2F
---------
Revenue Code          Amount(HKD)
-----------           -----------
13                        $20.00
---------
Receipt No.  Method    Amount(HKD)
-----------  ------    -----------
322320062496 Chq          $20.00
----------------------------------
Total Paid                $20.00
==================================
```

3   Details of Change   更改詳情   (cont'd   續上頁)

(Notes 註
3 & 4)

B.   Appointment／Change of particulars   委任／更改資料
      (Use Continuation Sheet B if more than 1 director／secretary is involved   如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
CHANGE OF ADDRESS OF DIRECTOR	06	12	2006
	DD 日	MM 月	YYYY 年

Existing Name
現用姓名

Name／New Name
姓名／新姓名

HICKS 許	WILLIAM BRUCE 博志
Surname 姓氏	Other names 名字

Alias (if any)   別名（如有的話）

Previous Names   前用姓名

Address   地址

FIRST FLOOR, 20 BROOM ROAD, HAPPY VALLEY, HONG KONG

Identification   身份證明

a   Hong Kong Identity Card
     or Company Number
     香港身份證號碼或公司編號

K323574(2)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b   Overseas Passport
     海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

This Notification includes __NIL__ Continuation Sheet A and __NIL__ Continuation Sheet B.
本通知書包括 _____ 張續頁 A 及 _____ 張續頁 B。

Signed 簽名 : _[signature]_

(Name 姓名): (LAU WAI MING RAYMOND   )   Date 日期 : _____   11 DEC 2006

~~Director~~／Secretary／~~Manager~~／
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply   請刪去不適用者

E-Kong Group Limited

1/9/2007

Type: Exempted/IBC

Register of Directors & Officers

Page 1 of 2

Matter: 300812

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Gerald Clive Dobby Suite 1316 Marco Polo Gateway Hotel Tsim Sha Tsui, Kowloon Hong Kong	Director	
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	

Register of Directors & Officers

Type: Exempted/IBC

Name and Address	Directors	Offices
William Bruce Hicks First Floor 20 Broom Road Happy Valley Hong Kong	Director	

Register of Directors & Officers

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Gerald Clive Dobby Suite 1316 Marco Polo Gateway Hotel Tsim Sha Tsui, Kowloon Hong Kong	Director	
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	

E-Kong Group Limited

1/9/2007

Type: Exempted/IBC

Register of Directors & Officers

Page 2 of 2

Matter: 300812

Name and Address	Directors	Offices
William Bruce Hicks First Floor 20 Broom Road Happy Valley Hong Kong	Director	